Exhibit 99.1

Borr Drilling Limited: 2025 AGM Results Notification

Borr Drilling Limited (the “Company”) advises that the 2025 Annual General Meeting of the Company was held on May 21, 2025 at 10:00 Bermuda local time at the Company’s registered offices at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2024 were presented to the Meeting.

The following resolutions were passed:

1.	To set the maximum number of Directors of the Company to be not more than seven.
2.	To re-elect Mr. Tor Olav Trøim as a Director of the Company.
3.	To re-elect Mrs. Alexandra Kate Blankenship as a Director of the Company.
4.	To re-elect Mr. Neil J. Glass as a Director of the Company.
5.	To re-elect Mrs. Mi Hong Yoon as a Director of the Company.
6.	To re-elect Mr. Daniel Rabun as a Director of the Company.
7.	To re-elect Mr. Jeffrey Currie as a Director of the Company.
8.	To re-elect Mr. Patrick Schorn as a Director of the Company.
9.	To re-appoint PricewaterhouseCoopers LLP as auditors and to authorize the Directors to determine their remuneration.
10.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,400,000 for the year ended December 31, 2025.

Hamilton, Bermuda
May 21, 2025
Board of Directors

Borr Drilling Ltd. | Reg. no. 51741 | S. E. Pearman Building, 2nd Fl, 9 Par-la-Ville Road, Hamilton HM11, Bermuda
Contact:  Bermuda +1 441 7370152 I Oslo: +47 22 48 30 00 | London: +44 203 709 3235